February 28, 2005

Mail Stop 04-09

Mr. Michael Lewis, Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA    92705

RE:	Collectors Universe, Inc.
            File No.  0-27887
	Form 10-K for the year ended June 30, 2004
Form 10-K/A - Amendment No.1 filed on January 19, 2005

Dear Mr. Lewis:

We have reviewed the above referenced filings and have the following comment. We have limited our review to the report of independent registered public accounting firm and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A - Amendment No.1 filed on January 19, 2005

Report of Independent Registered Public Accounting Firm, page 16
1. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language: The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response on EDGAR. If you have any questions, you may contact
Jorge L. Bonilla at (202) 942-1993 or me at (202) 942-2814.


Sincerely,



Kathleen A. Collins

Branch Chief

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Collectors Universe, Inc.
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